Exhibit 99.4

May 28, 2020 TSAKOS ENERGY NAVIGATION LTD Annual Meeting April 09, 2020 May 28, 2020 3:00 PM LST Tsakos Energy Navigation Limited 367 Syngrou Avenue 17564 P. Faliro Athens, Greece Return Address Line 1 Return Address Line 2 Return Address Line 3 51 MERCEDES WAY EDGEWOOD NY 11717 Investor Address Line 1 Investor Address Line 2 Investor Address Line 3 18 Investor Address Line 4 1 . .. 0 Investor Address Line 5 R1 . John Sample 1234 ANYWHERE STREET 1 ANY CITY, ON A1A 1A1 0000464153 _

Before You Vote How to Access the Proxy Materials Proxy Materials Available to VIEW or RECEIVE: 1. Notice & Proxy Statement 2. Financial Statements How to View Online: Have the information that is printed in the box marked by the arrow ? (located on the following page) and visit: www.proxyvote.com. How to Request and Receive a PAPER or E-MAIL Copy: If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request: 1) BY INTERNET: www.proxyvote.com 2) BY TELEPHONE: 1-800-579-1639 3) BY E-MAIL*: sendmaterial@proxyvote.com * If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line. Requests, instructions ? and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 14, 2020 to facilitate timely delivery. How To Vote Please Choose One of the Following Voting Methods Vote In Person: If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do R1.0.1.18 so, please follow the instructions at www.proxyvote.com or request a paper copy of the materials, which will contain the appropriate instructions. Many shareholder meetings have attendance requirements including, but not limited to, the _ 2 possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. 0000464153 Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box marked by the arrow available and follow the instructions. Internal Use ? Only Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a voting instruction form.

The Board of Directors recommends that you vote FOR the following: 1. Election of Directors Nominees 01 Michael G. Jolliffe 02 Nicholas F. Tommasino The Board of Directors recommends you vote FOR the following proposal(s): 2 to receive and consider the Company’s 2019 audited financial statements; 3 to appoint Ernst & Young (Hellas), Certified Auditors-Accountants S.A. (Ernst & Young (Hellas)), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2020 and to authorize the Audit Committee of the Board of Directors to set their remuneration; 4 to approve the directors’ remuneration; 5 to approve the resolution set out below: RESOLVED, to approve a reverse share split (the Reverse Share Split) of the 175,000,000 authorized Common Shares, $1.00 par value per share, of Tsakos Energy Navigation Limited whereby each five (5) Common Shares will be consolidated into and become one (1) Common Share, $5.00 par value per share, subject to the payment of cash in lieu of fractional Common Shares; with such Reverse Share Split to be effective as of the open of business on June 1, 2020. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. . 18 . 1 . 0 R1 _ 3 0000464153

Reserved for Broadridge Internal Control Information Voting Instructions THIS SPACE RESERVED FOR LANGUAGE PERTAINING TO BANKS AND BROKERS 18 . AS REQUIRED BY THE NEW YORK STOCK EXCHANGE . 1 . 0 R1 _ 4 0000464153 Broadridge Internal Use Only P99999-010 12 Job # THIS SPACE RESERVED FOR SIGNATURES IF APPLICABLE Envelope # Sequence 15 # # of # Sequence # OF# #